Mail Stop 7010

March 20, 2006

Via U.S. mail and facsimile

Theodore K. Zampetis
Chief Executive Officer
Shiloh Industries, Inc.
103 Foulk Road, Suite 202
Wilmington, DE  19803

	RE:	Shiloh Industries, Inc.
Form 10-K for the fiscal year ended October 31, 2005
Forms 10-Q for the fiscal quarter ended January 31, 2006
		File No. 0-21964


Dear Mr. Zampetis:

		We have reviewed these filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the Fiscal Year Ended October 31, 2005

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. These revisions should be included in your future filings, including your interim filings where appropriate.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 12

Results of Operations, page 15

Year Ended October 31, 2005 Compared to Year Ended October 31,
2004,
page 15
2. Where you identify multiple business reasons as contributing to the overall change between periods in an income statement line item, please attempt to quantify the incremental impact of each individual reason. Examples include your discussion of gross profit for both comparative periods and your discussion of the increase in revenues between fiscal 2003 and fiscal 2004. Please show us what your revised MD&A for fiscal 2005 as compared to fiscal 2004 will look like. Please refer to Item 303(a) of Regulation S-K and Financial Reporting Codification 501.04.

Year Ended October 31, 2004 Compared to Year Ended October 31,
2003,
page 17

Gross Profit, page 17
3. You disclose that during the fourth quarter of fiscal 2004, you recorded an adjustment to depreciation expense for approximately $1.4 million related to fixed assets that were previously scrapped or otherwise retired from service. Please tell us how you determined this adjustment should have been recorded during the fourth quarter of fiscal 2004, rather than in a prior period. Please also tell us what consideration you gave to the cumulative effect, including your assessment regarding the materiality this adjustment had on your financial statements, as it appears this adjustment had a material impact on your results of operations for the fourth quarter of fiscal
2004.  Please refer to paragraphs 36 and 37 of APB 20 and SAB 99.




Liquidity and Capital Resources, page 18

Contractual Obligations and Commitments, page 21
4. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please refer to note
46 of SEC Release 33-8350.

Item 7A. Quantitative and Qualitative Disclosures About Market
Risk,
page 23
5. Please expand your disclosure to discuss the quantitative and qualitative market risk associated with changes in the price of steel, including scrap steel, and its potential impact on your operations. Refer to Item 305 of Regulation S-K.

Financial Statements

Statements of Cash Flows, page 30
6. Please revise your statements of cash flows to separately present depreciation and amortization from other non-cash charges.

Notes to Financial Statements

Note 3 - Asset Impairment Charges (Recovery) and Restructuring
Charges, page 37
7. Please provide us with additional information to help us understand the appropriateness of your accounting for the December 2004 transaction with Comerica. Please tell us the terms of the transaction and the agreement with Comerica. Please also tell us the accounting literature you relied on in recording and valuing the transaction.

Note 9 - Operating Leases, page 42
8. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, if such provisions are present in your leases. Paragraph 5(n) of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS
13 and FTB 88-1.

Note 10 - Employee Benefit Plans, page 42
9. Please expand your disclosure to discuss the impact and the nature of the amendments made to your other post retirement benefit plans.

Note 16 - Quarterly Results of Operations, page 54
10. Please provide us with a detail of the fourth quarter adjustments recorded during the fourth quarters of 2004 and 2005. Please provide us with additional information regarding the causes of any adjustments that are individually material to your quarterly results.


Form 10-Q for the Fiscal Quarter Ended January 31, 2006

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 12

Results of Operations, page 14

Gross Profit, page 15
11. You disclose on page 12 of your Form 10-Q for the fiscal year ended October 31, 2005 that your facilities were operating at 47.7%
capacity. You disclose in Note 2 to your financial statements included in your Form 10-Q for the fiscal quarter ended January 31,
2006 that you adopted SFAS 151. Please provide us with additional information to help us understand how you are applying SFAS 151. Please specifically address your allocation of fixed production overheads. We note on page 36 of your most recent Form 10-K that your accounting prior to the adoption of SFAS 151 conformed to its requirements. If you subsequently determined any material changes were required to adopt SFAS 151, please revise your disclosure to discuss the impact the adoption had on your results of operations and any material impact you anticipate on your future results.







*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, Scott Watkinson, Staff Accountant, at (202)
551-
3741.


							Sincerely,



							Rufus Decker
							Accounting Branch Chief

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Theodore K. Zampetis
Shiloh Industries, Inc.
March 20, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE